Charles J. Searock jr.
3317 Crosstimber Dr.
Edmond, OK 73034

December 31, 2006

Mark Daniels
Chief Executive Officer
Tactical Air Defense Services (TADS)
5501 Airport Drive
Denison, TX 75020

Dear Mark,

I now find it necessary to terminate my service contract with TADS / ITTC that we agreed to last Spring For failure of TADS / IITC to perform as required; specifically failure to pay agreed to fees and expenses. In keeping with this termination, I will no longer serve as the CEO / President of TADS and/or ITTC effective 31 Dec 2006.

Over the past six months, I have repeatedly provided updated information regarding pay and expenses owed me. I am no longer willing or able to continue under these circumstances.

Following is a recap of pay and expenses agreed to under contract provisions and owed me.

Pay/Fees	$99,904
Credit card business expenses	12,819
Cash expenses	1,092
Moving expenses (does not include motel, food, mileage, etc)
Atlas Van Lines	17,620
Weichert Realtors	19,750

Total	$151,185

I would appreciate your prompt attention to this matter.

Sincerely,

/s/ Charlie Searock

Charlie Searock